September 9, 2015

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-0404

RE:    ONEOK, Inc.
Form 10-K for the year ended December 31, 2014
Filed February 25, 2015
File No. 001-13643

ONEOK Partners, L.P.
Form 10-K for the year ended December 31, 2014
Filed February 25, 2015
Form 10-Q for the quarter ended June 30, 2015
Filed August 5, 2015
File No. 001-12202

Dear Ms. Thompson:

This letter responds to the Securities and Exchange Commission Staff’s letter of comment dated August 27, 2015, concerning the referenced filings of ONEOK, Inc. (“ONEOK”) and ONEOK Partners, L.P. (“ONEOK Partners”).

ONEOK, Inc.

Form 10-K for the year ended December 31, 2014

General

1.
Please note that we reviewed ONEOK, Inc. and ONEOK Partners, LP. To reduce the number of comments we issue, where a comment on ONEOK, Inc. applies to both registrants, we have issued a single comment. Please confirm that you will apply the ONEOK, Inc. comments to both registrants, where applicable.

Response:
We confirm that we will apply the ONEOK, Inc. comments to both ONEOK, Inc. and ONEOK Partners, L.P., where applicable.

Ms. Jennifer Thompson
September 9, 2015

Management’s Discussion and Analysis of Results and Financial Condition

Liquidity and Capital Resources, page 60

2.	We note that you have a working capital deficit. Please expand your liquidity discussion to address your current working capital deficit and your plans to fund working capital.

Response:
While ONEOK’s working capital position was positive on a stand-alone basis, with significant cash and cash equivalents balances at December 31, 2014 and June 30, 2015, a working capital deficit exists on a consolidated basis as a result of the working capital deficit at ONEOK Partners. Although working capital is influenced by several factors, including, among other things, (i) the timing of (a) scheduled debt payments, (b) the collection and payment of accounts receivable and payable, and (c) equity and debt issuances, and (ii) the volume and cost of inventory and commodity imbalances, the consolidated working capital deficit at December 31, 2014 and June 30, 2015 was driven primarily by ONEOK Partners’ capital-growth projects and ONEOK Partners’ November 2014 $800 million acquisition of the West Texas LPG Pipeline system, which were initially funded with short-term borrowings under its commercial paper program. Proceeds from ONEOK Partners’ $800 million senior notes issuance in March 2015 and $750 million common unit issuance and related $15 million general partner contribution in August 2015, were used primarily to repay outstanding commercial paper borrowings. ONEOK Partners may have working capital deficits in future periods as it continues to finance its capital-growth projects, often initially with short-term borrowings, which we would expect to repay with proceeds from future issuances of long-term debt, common units or other debt or equity securities.

In the Liquidity and Capital Resources section beginning on page 60 of our 2014 Annual Report on Form 10-K, we included a discussion of ONEOK’s and ONEOK Partners’ ability to meet short-term obligations and the principal sources of liquidity at each entity, including continued access to existing credit facilities, and concluded that we expect such sources to be “adequate to fund short-term liquidity needs.”

Additionally, we disclosed that the recent decline in commodity prices is expected to increase our debt and equity financing costs. While lower commodity prices and industry uncertainty may result in increased financing costs, we disclosed our belief that we “have sufficient access to the financial resources and liquidity necessary to meet our requirements for working capital, debt service payments and capital expenditures.”

Ms. Jennifer Thompson
September 9, 2015

Similar disclosures are included in the Liquidity and Capital Resources section beginning on page 58 of our Quarterly Report on Form 10-Q for the period ended June 30, 2015.

In response to your comment, we will expand our discussion in Liquidity and Capital Resources in future filings to more specifically address our working capital deficit and our expectations to fund working capital with our credit facilities, our commercial paper program, long-term debt and/or equity, as applicable.

The following is an example of our proposed clarifying language in the General section of our Liquidity and Capital Resources (changes are underlined):

“ONEOK Partners continues to have access to the ONEOK Partners Credit Agreement, which it expects to be adequate to fund short-term liquidity needs. In February 2015, ONEOK Partners notified its lenders of its intent to exercise its option to increase the capacity of the facility to an aggregate of $2.4 billion by increased commitments from existing lenders and/or commitments from one or more new lenders, which is pending lenders’ approval. While ONEOK Partners’ lenders are not obligated to increase the capacity of the facility, it expects to receive sufficient commitments to increase the facility to $2.4 billion. The facility is available to provide liquidity for working capital, capital expenditures and other general partnership purposes.”

The following is an example of our proposed clarifying language in the Short Term Liquidity section of our Liquidity and Capital Resources (changes are underlined):

“We had working capital (defined as current assets less current liabilities) deficits of approximately $1.1 billion and $300 million as of December 31, 2014 and 2013, respectively. ONEOK Partners had working capital deficits of approximately $1.2 billion and $123 million as of December 31, 2014 and 2013, respectively. Although working capital is influenced by several factors, including, among other things, (i) the timing of (a) scheduled debt payments, (b) the collection and payment of accounts receivable and payable, and (c) equity and debt issuances, and (ii) the volume and cost of inventory and commodity imbalances, the consolidated working capital deficit at December 31, 2014 was driven primarily by ONEOK Partners’ capital-growth projects and ONEOK Partners’ November 2014 $800 million acquisition of the West Texas LPG Pipeline system, which were initially funded with short-term borrowings under its commercial paper program. We expect ONEOK Partners to repay these amounts outstanding either with cash from operations or with proceeds from the issuance of common units or long-term debt. ONEOK Partners may have a working capital deficit in future periods as it continues to finance its capital-growth projects, often initially with short-term borrowings, which we would expect it to repay with proceeds from future issuances of long-term debt, common units or other debt or equity securities. We do not expect this working capital deficit to have an adverse impact to our or ONEOK Partners’ cash flows, liquidity or operations.”

Ms. Jennifer Thompson
September 9, 2015

Estimates and Critical Accounting Policies

Impairment of Goodwill and Long-lived Assets, including Intangible Assets, page 69

3.
We note your disclosure that you assessed your goodwill and indefinite-lived intangible assets for impairment as of July 1, 2014, which did not result in any impairment charge, and subsequent to that date no event has occurred indicating that the implied fair value of each of your reporting units is less than carrying value. We also note that your subsequent Forms 10-Q do not indicate that you recorded any impairment of your goodwill and other intangible assets during 2015. We have the following comments:

•
Please tell us if you performed any interim impairment testing of your goodwill or reconsidered the useful lives of your amortizable customer contracts between July 1, 2014 and July 1, 2015. If so, please describe to us the type of evaluation you performed and the results. If not, please tell us how you considered the decline in commodity prices that you discuss on page 44 as an indicator of possible impairment or shortened useful lives.

•
Please tell us if you have completed your annual goodwill impairment testing as of July 1, 2015. If so, tell us whether those tests consisted of quantitative testing, how you considered the decline in commodity prices when performing your tests, and whether the tests resulted in any impairment charges. If you have not yet completed these tests, tell us whether you plan to perform quantitative tests and how you will consider the decline in commodity prices when performing your tests.

•	Please also tell us how you evaluated the remaining useful lives of your customer contracts subsequent to June 30, 2015 given the continued decline in commodity prices.

Response:
We did not perform any interim impairment testing of our goodwill between July 1, 2014 and July 1, 2015. We elected to complete Step 1 or “quantitative” assessment to estimate of the fair value of our reporting units as of July 1, 2014, and concluded that the fair value of each reporting unit significantly exceeded its respective carrying amount. In subsequent periods, we considered various factors, including the stable earnings and cash flows in our Natural Gas Liquids and Natural Gas Pipelines segments, the completion and expected completion of various capital-growth projects, natural gas and natural gas liquids volume growth realized and forecasted, and contract renegotiations and enhancements in our Natural Gas Gathering and Processing segment.

Ms. Jennifer Thompson
September 9, 2015

As disclosed in Item 1 beginning on page 5 and Item 7 beginning on page 43 of our Annual Report on Form 10-K for the year ended December 31, 2014, as well as similar disclosures included in Item 2 beginning on page 38 of our Quarterly Report on Form 10-Q for the period ended June 30, 2015, ONEOK Partners is responding to the low commodity price environment by suspending certain capital-growth projects, aligning its operating costs with the needs of its crude-oil and natural gas producer customers, utilizing hedging to partially mitigate the low commodity prices and actively working to convert contracts with “Percentage of Proceeds” (“POP”) provisions to fee-based contracts or increase the fee component in the POP contracts in the Gathering and Processing segment.

The capital-growth projects completed in 2014 and to date in 2015 have led to higher natural gas and natural gas liquids volumes on our systems and we expect they will continue to provide increased volumes and future cash flows. In addition, many contracts in the Natural Gas Gathering and Processing and Natural Gas Liquids segments include fixed fee, minimum volume or firm demand charge agreements that are designed to ensure a minimum level of revenues regardless of commodity prices or volumetric throughput. We have substantial fee-based business in the Natural Gas Liquids and Natural Gas Pipelines segments that have not been significantly impacted by low commodity prices. As a result of the fee-based nature of our Natural Gas Liquids and Natural Gas Pipelines segments and the ways in which we are mitigating the impact of low commodity prices in the Natural Gas Gathering and Processing segment, we concluded that no event had occurred indicating that the implied fair values of our reporting units was less than their carrying values, and therefore, no interim impairment testing of goodwill was conducted.

On a quarterly basis, we review our intangible assets for indicators that the carrying amounts may not be recoverable or that estimated lives should be reduced. As of December 31, 2014, ONEOK Partners had intangible assets of $333.6 million due to amortizable customer contracts. The majority of this balance relates to customer contracts acquired in the Natural Gas Liquids segment related to its gathering pipelines and the remaining amount of $37.5 million relates to customer contracts acquired in the 2013 Sage Creek acquisition in the Natural Gas Gathering and Processing segment. The acquired contracts continue to generate revenues, earnings and cash flows and we are not aware of circumstances that would imply shorter expected useful lives are warranted. In addition, the contracts in the Natural Gas Liquids segment lack significant commodity price exposure and the contracts in Natural Gas Gathering and Processing segment include acreage dedications. The reserves associated with these contracts are substantial and our expectations for the production of these reserves over the life of the contracts have not significantly changed. Additionally, while there have been adverse changes in the current commodity price environment, there have not been operating or cash flow losses, a history of operating or cash flow losses or a projection or forecast that demonstrates losses associated with

Ms. Jennifer Thompson
September 9, 2015

the businesses to which the customer contracts relate. We will continue to monitor the cash flows associated with these contracts in the future for potential impairment or reduction in estimated useful lives of the contracts.

We have not completed our annual goodwill impairment testing as of July 1, 2015. We have elected to conduct a Step 1 or “quantitative” assessment, which considers our current commodity price assumptions, expected contractual terms, operating costs and natural gas and natural gas liquids volume estimates. We expect to complete our assessment prior to the filing of our Quarterly Report on Form 10-Q for the period ending September 30, 2015.

We reviewed our intangible assets in July 2015 for indicators that warrant a revision to the remaining period of amortization. As noted above, we have experienced positive cash flows and forecast positive cash flows related to these customer contracts, so no such revision was warranted.

Financial Statements and Supplementary

Data Consolidated Statements of Income, page 78

4.
We note that you have separate revenue line items for commodity sales and services revenues. We further note that you present one line item for cost of sales and fuel. Please tell us how you considered separately disclosing cost of tangible goods sold and cost of services to comply with Rule 5-03(b)(2) of Regulation S-X.

Response:
We considered the requirements of Rule 5-03(b)(2) of Regulation S-X to state separately the amount of cost of tangible goods sold and cost of services and evaluated the costs associated with each of our material revenue streams in determining our income statement presentation.

In our Natural Gas Liquids segment, cost of services are primarily related to the operation of our natural gas liquids pipeline, storage and fractionation facilities and fees paid to third parties for similar services. These costs represented less than five percent of the segment’s total cost of sales and fuel for the years ended December 31, 2014, 2013 and 2012, respectively. As a percentage of consolidated costs of sales and fuel for the same periods, these costs represented less than three percent. We concluded that such amounts were not material for separate classification on the income statement.

In the Natural Gas Gathering and Processing and Natural Gas Pipelines segments, the costs included in the cost of sales and fuel line item do not relate to commodity sales and services

Ms. Jennifer Thompson
September 9, 2015

revenues on a one-for-one basis. Substantially all of the contracts within the Natural Gas Gathering and Processing and Natural Gas Pipelines segments contain both commodity and service components, for which the associated costs are not directly attributable to the revenue stream. For example, in the Natural Gas Gathering and Processing segment, we generate revenues from primarily POP contracts that include fee-based components. We incur costs to gather, compress, process and treat natural gas that do not vary based upon whether a contract contains commodity sales (percent of proceeds) or services (fee) components. We do not allocate costs into cost of tangible goods sold or cost of services, as any such allocation would be subjective and not accurately reflect the costs of the revenue streams to which they relate.

We expect to continue to present these costs on a combined basis until such time as the nature of the contracts change and such costs are directly attributable to each revenue stream.

ONEOK Partners, L.P.

Form 10-Q for the quarter ended June 30, 2015

Management’s Discussion and Analysis of Results and Financial

Condition Liquidity and Capital Resources, page 58

5.
We note your statement that you fund your operating expenses, debt service and cash distributions primarily with operating cash flows. We also note that in prior years, your operating cash flows were sufficient to fund your cash distributions. However, in the first six months of 2015, operating cash flows were only sufficient to cover 64% of the amount you paid in cash distributions. We further note that your cash distribution coverage ratio for the six months ended June 30, 2015 was 0.74 times as disclosed in your news release furnished as Exhibit 99.1 to your Form 8-K filed on August 4, 2015. Given the importance to your investors of understanding the sustainability of your current level of cash distributions, please revise your analysis of liquidity to clearly acknowledge the shortfall between your operating cash flows and your cash distributions, or if you believe it is more meaningful the shortfall between your distributable cash flow and your cash distributions, and to explain how you have funded the shortfall, such as through equity and debt issuances. Please also disclose your funding plans if such shortfalls continue in the future. Please also discuss any plans or intentions of ONEOK, Inc. with respect to addressing ONEOK Partners’ ability to fund its expected distribution.

Ms. Jennifer Thompson
September 9, 2015

Response:
In future filings, we will include additional disclosures, if applicable, to clearly acknowledge a shortfall between our operating cash flows and our cash distributions and explain how we have funded the shortfall. We will also discuss any plans or intentions of ONEOK with respect to addressing ONEOK Partners’ ability to fund its expected distribution if any such plans or intentions of ONEOK exist.

With respect to the shortfall between our operating cash flows and our cash distributions for the first six months of 2015, we provided disclosure, on page 40 of the ONEOK Partners Quarterly Report on Form 10-Q for the period ended June 30, 2015, regarding the numerous factors that led to the lower cash generated during the period and provided our expectation for improved financial results in the second half of 2015 due to a number of factors, including the completion of a significant number of capital growth projects in 2014 that we expect will provide increasing volumes in the Natural Gas Gathering and Processing and Natural Gas Liquids segments. In addition, we expect to capture additional natural gas currently being flared by producers in the Williston Basin as we add additional natural gas compression and processing capacity on our systems and connect wells that have been drilled but not yet completed or connected to our systems. We believe such disclosure provides important analysis for investors in understanding the sustainability of ONEOK Partners’ distributions.

The following is an example of our proposed clarifying language in Liquidity and Capital Resources (changes are underlined):

“Part of our strategy is to grow through internally generated growth projects and acquisitions that strengthen and complement our existing assets. We rely primarily on operating cash flows, commercial paper, bank credit facilities, debt issuances and the issuance of common units for our liquidity and capital resources requirements. We fund our operating expenses, debt service and cash distributions to our limited partners and general partner primarily with operating cash flows. To the extent operating cash flows are not sufficient to fund our cash distributions; we may utilize short- and long-term debt and issuances of common units, as necessary or appropriate. Capital expenditures are funded by operating cash flows, short- and long-term debt and issuances of equity. We expect to continue to use these sources for liquidity and capital resource needs on both a short- and long-term basis. We have no guarantees of debt or other similar commitments to unaffiliated parties.”

“In the second quarter of 2015, our cash flow from operations exceeded our cash distributions. However, in the first six months of 2015, our cash distributions exceeded our cash flow from operations. As a result, we utilized cash from operations, our commercial paper program and distributions received for our equity-method investments to fund our cash distributions, short-

Ms. Jennifer Thompson
September 9, 2015

term liquidity needs, and capital projects.  We subsequently financed our capital-growth projects and repaid amounts outstanding under our commercial paper program with proceeds from our March 2015 senior notes offering and our “at-the-market” equity program. We expect significant increases in cash flows from operations in the second half of 2015 compared with the first half of 2015 and in 2016 compared with 2015 due primarily to the completion of our growth projects that we expect will provide increasing volumes in our Natural Gas Gathering and Processing and Natural Gas Liquids segments particularly in the second half of the year and in 2016. See discussion under “Short-term Liquidity” and “Long-term Financing” for more information.”

* * * * * * * * * * * * * * * * *

ONEOK, Inc. and ONEOK Partners, L.P. hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (918) 588-7122, if you need clarification or additional information.

Sincerely,

/s/Sheppard F. Miers III
Sheppard F. Miers III
Vice President and Chief Accounting Officer